Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                 April 4, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1145
                     Rising Rate Equity Portfolio, Series 1
                       File Nos. 333-193413 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated February 4, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1145, filed on January 17, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Rising Rate Equity Portfolio, Series 1 (the "Trust").

PROSPECTUS

Cover Page

      1. The name of the Trust includes the term "rising rate." Since the use of this term in the Trust's name may confuse investors, who may mistakenly believe that it implies that the Trust will pay them an increasing amount of dividend income, please revise the name of the Trust to eliminate this potential confusion. Alternatively, please explain to us why the Trust's name is not misleading. We may have further comments after reviewing your response.

      Response: We do not believe that the name is misleading and that the term "rising rate" most accurately and concisely describes the strategy. The prospectus states that term "rising rate" refers to the environment of rising interest rates. In addition, the prospectus defines what is used to identify a rising rate environment, specifically, a period in the U.S. Treasury 10-year yield has fallen at least 150 basis points. The sponsor believes that the United States is in a period of rising interest rates and intends to select equity securities for the Trust's portfolio that it anticipates will perform well as a result of movements by the U.S. 10-year treasury bond. To ensure investors are not confused, additional disclosure has been added to state that "[t]he trust is not directly intended to provide investors with increasing amounts of dividend income, rising interest income distributions or interest distributions that increase as prevailing interest rates rise." As a result, the sponsor believes that the name "Rising Rate Equity Portfolio" is not misleading.

Investment Summary -- Principal Investment Strategy

      2. The first paragraph of this section states that the Trust invests at least 80% of its assets in equity securities of "United States exchange-listed companies." Please clarify in this section that, as disclosed in the third bullet point of the "Security Selection" section, the Trust's equity securities may include foreign securities of companies that are incorporated in territories of the United States. Please also disclose the risks of investing in these foreign securities in the discussion of the Trust's principal risks.

      Response: The language of the Principal Investment Strategy has been revised in response to your comment. Additional risk disclosures will be made in the Principal Risks section, if the trust's portfolio includes foreign securities of companies incorporated outside the United States.

      3. The final two sentences of the second paragraph are confusing, and provide that "[a] rising rate environment is a period in which a 150 basis point reversal in the U.S. Treasury 10- year yield occurs," and that "[a] reversal is determined when the yield falls by that amount which defines the rising rate period." Please clarify the disclosure in these two sentences.

      Response: The language has been revised to move and replace the final two sentences of the second paragraph with the following: "The sponsor defines a rising rate environment as a period in which the U.S. Treasury 10-year yield falls at least 150 basis points."

Investment Summary -- Principal Risks

      4. The second bullet point in this section states that the Trust invests in securities issued by small- and mid-capitalization companies. Please disclose in the discussion of the Trust's principal investment strategy that the Trust invests in small- and mid-capitalization companies.

      Response: The language has been revised in response to your comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren